Exhibit 99.1

Nano Labs Announces Strategic Partnership with HashKey Group to Drive Web3 Innovation

Hong Kong, December 5, 2024 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that the Company has entered into a strategic cooperate agreement (the “Agreement”) to explore in-depth cooperation in the Web3 space and blockchain ecosystem with HashKey Group (“HashKey”). This partnership marks a significant step in Nano Labs’s commitment to advancing the technical innovation and application in Web3 and blockchain ecosystem.

Pursuant to the Agreement, a subsidiary of Nano Labs will open a trading account on HashKey Exchange, a licensed virtual asset trading platform in Hong Kong under HashKey Group, and invest in virtual assets to diversify its portfolio in the digital currency sector. The collaboration extends beyond digital asset trading and is expected to include Web3 technology development and blockchain ecosystem construction, fostering innovation and growth in the Web3 industry.

Terence Pu, Managing Director of HashKey Exchange, stated: “We are delighted to establish this strategic partnership with Nano Labs. With its extensive experience in technology development and market expansion, Nano Labs brings a broad user base. This collaboration will not only provide enhanced virtual asset trading and investment opportunities for both parties’ users but also accelerate the development of the Web3 industry.”

Jack Kong, Chairman of Nano Labs, commented, “Against the backdrop of favorable market trends, regulatory support, and increasing institutional adoption, Bitcoin is playing an increasingly critical role in the digital asset ecosystem. Our collaboration with HashKey Exchange will help Nano Labs further expand its virtual asset business, seize opportunities in the digital asset sector, and create greater value for shareholders.”

About HashKey Exchange

HashKey Exchange is dedicated to setting new benchmarks for compliance, fund security, and platform safety in virtual asset trading. Operated by Hash Blockchain Limited (HashKey Exchange), it is one of the first licensed retail virtual asset trading platforms in Hong Kong. It has obtained approvals from the Hong Kong Securities and Futures Commission (SFC) under the Securities and Futures Ordinance for Type 1 (Dealing in Securities) and Type 7 (Providing Automated Trading Services) licenses, as well as a license to operate a virtual asset trading platform under the Anti-Money Laundering Ordinance.

As the flagship business of HashKey Group, HashKeyExchange provides one-stop virtual asset trading services for professional investors (PIs) and retail investors. The platform is ISO 27001 (Information Security) and ISO 27701 (Data Privacy) certified. For more details, visit HashKey Exchange and follow us on Twitter and LinkedIn.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com